Filed Pursuant to Rule 433

Registration No. 333-283053

Registration No. 333-283053-01

December 4, 2025

Final Term Sheet

Chevron U.S.A. Inc.

Floating Rate Notes Due 2075

Fully and unconditionally guaranteed by Chevron Corporation

Dated December 4, 2025

Issuer:	Chevron U.S.A. Inc.

Guarantor:	Chevron Corporation

Aggregate Principal Amount Offered:	$154,204,000

Maturity Date:	December 9, 2075

Interest Payment Dates:	March 9, June 9, September 9 and December 9 of each year, commencing March 9, 2026

Interest Rate (Including Margin):	Compounded SOFR (as defined under “Description of the Notes— Interest—Compounded SOFR” in the preliminary prospectus supplement dated December 1, 2025) minus 45 bps

Interest Reset Dates:	Each interest payment date

Interest Determination Date:	The second U.S. Government Securities Business Day preceding each interest payment date

U.S. Government Securities Business Day:	As defined under “Description of the Notes—Interest—Compounded SOFR” in the preliminary prospectus supplement dated December 1, 2025

Interest Period:	The period from and including any interest payment date (or, with respect to the initial interest period only, from and including the Settlement Date) to but excluding the next succeeding interest payment date, (ii) in the case of the last such period, the period from and including the interest payment date immediately preceding the maturity date to but excluding the maturity date, or (iii) in the event of any redemption or repayment of the notes, the period from and including the interest payment date immediately preceding the applicable redemption or repayment date to but excluding such date

Observation Period:	The period from and including the date that is two U.S. Government Securities Business Days preceding the first date in such interest period to but excluding the date that is two U.S. Government Securities Business Days preceding the interest payment date for such interest period (or, in the final interest period, preceding the maturity date or, in the case of a redemption or repayment of the notes, preceding the applicable redemption or repayment date)

Optional Redemption:	On or after December 9, 2055, the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, upon not less than 10 nor more than 60 calendar days’ notice, at the following redemption prices (in each case, expressed as a percentage of the principal amount), if redeemed during the twelve-month periods beginning on December 9 of any of the following years:

Year	Redemption Price
2055	105.000%
2056	104.500%
2057	104.000%
2058	103.500%
2059	103.000%
2060	102.500%
2061	102.000%
2062	101.500%
2063	101.000%
2064	100.500%
2065	100.000%

and thereafter at 100.000% of the principal amount, in each case, together with any accrued and unpaid interest thereon to but excluding the redemption date.

Repayment at Option of Holder:	The notes will be repayable at the option of any holder of the notes, in whole or in part, on the repayment dates and at the repayment prices (in each case, expressed as a percentage of the principal amount) as set forth below:

Repayment Date	Repayment Price
December 9, 2026	98.000%
June 9, 2027	98.000%
December 9, 2027	98.000%
June 9, 2028	98.000%
December 9, 2028	98.000%
June 9, 2029	98.000%
December 9, 2029	98.000%
June 9, 2030	98.000%
December 9, 2030	98.000%
June 9, 2031	98.000%
December 9, 2031	99.000%
June 9, 2032	99.000%
December 9, 2032	99.000%
June 9, 2033	99.000%
December 9, 2033	99.000%
June 9, 2034	99.000%
December 9, 2034	99.000%
June 9, 2035	99.000%
December 9, 2035	99.000%
June 9, 2036	99.000%
December 9, 2036	100.000%

and on December 9 of every second year thereafter, through and including December 9, 2075, at 100.000% of the principal amount, in each case, together with any accrued and unpaid interest thereon to but excluding the repayment date.

Calculation Agent:	Deutsche Bank Trust Company Americas, or its successor appointed by the Company

Price to Public:	Per note: 100%; Total: $154,204,000

Aggregate Net Proceeds (Before Expenses):	$152,661,960

Trade Date:	December 4, 2025

Settlement Date:	December 9, 2025 (T+3)

Expected Ratings:	Aa2 / AA- (Moody’s / S&P)*

CUSIP / ISIN:	166756 BP0 / US166756BP05

Joint Book-Running Managers:	Morgan Stanley & Co. LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC UBS Securities LLC

*

A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. Each rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering in the United States to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering in the United States. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling Morgan Stanley & Co. LLC toll-free at +1-866-718-1649; J.P. Morgan Securities LLC at +1-212-834-4533; RBC Capital Markets, LLC toll-free at +1-866-375-6829; and UBS Securities LLC toll-free at +1-833-481-0269.

We expect that delivery of the notes will be made to investors on or about December 9, 2025, which will be the third business day following the date of this pricing term sheet (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes more than one business day prior to their date of delivery will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement and should consult their own advisors.

To the extent any underwriter that is not a U.S.-registered broker-dealer intends to effect sales of the notes in the United States, it will do so through one or more U.S.-registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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